Bradley D. Houser Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095 Dir: 305.982.5658 bradley.houser@akerman.com

September 24, 2012

VIA EDGAR

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

Re:

JAVELIN Mortgage Investment Corp.

Amendment No. 2 to Registration Statement on Form S-11

Filed September 6, 2012

File No. 333-182536

Dear Mr. McTiernan:

On behalf of JAVELIN Mortgage Investment Corp. (the “Company”), we hereby respond to the Commission Staff's comment provided during a telephone call on September 19, 2012, regarding the Company's Registration Statement on Form S-11. Please note that the Company is simultaneously filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Underwriting, page 124

2.

On page 124, please identify the underwriters by name that have had any historical banking and commercial dealings with ARMOUR Residential REIT, Inc.

In response to the Staff's comment, the Company has revised the disclosure on page 121 of Amendment No. 3 to identify the underwriters by name that have had any historical banking and commercial dealings with ARMOUR Residential REIT, Inc., another investment advisory client of ARMOUR Residential Management, LLC, the Company’s manager.

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

akerman.com

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK
ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Michael McTiernan

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

September 24, 2012

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser

Bradley D. Houser

For the Firm

cc:

Scott J. Ulm, Co-Chief Executive Officer

JAVELIN Mortgage Investment Corp.

United States Securities and Exchange Commission

Stacie Gorman

United States Securities and Exchange Commission

William Demarest

United States Securities and Exchange Commission

Jonathan Wiggins

United States Securities and Exchange Commission

Division of Investment Management

Rochelle Plesset

Exhibit A

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive

Suite 201

Vero Beach, FL  32963

Tel: (772) 617-4340

Fax: (561) 348-2408

September 24, 2012

In connection with its response to the United States Securities and Exchange Commission's comment, provided during a telephone call on September 24, 2012, JAVELIN Mortgage Investment Corp. (the "Company") acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JAVELIN Mortgage Investment Corp.

By:	/s/ Scott J. Ulm
Scott J. Ulm, Co-Chief Executive Officer